Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Founders Financial Corporation

Commission File No.: 001-15817

On August 18, 2014, Old National Bancorp filed a Current Report on Form 8-K with the Securities and Exchange Commission that included a slide presentation its executive officers intend to use in one or more meetings with investors and analysts. The following slides are excerpts from the presentation and relate to Old National Bancorp’s pending acquisition of Founders Financial Corporation.

Dated: August 18, 2014 Old National Bancorp Investment Thesis Financial Data as of 6-30-14
Additional Information for Shareholders of Founders Financial Corporation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Old National Bancorp ("Old National") will file with the Securities and Exchange Commission ("SEC") a Registration Statement on Form S-4 that will include a Proxy Statement of Founders Financial Corporation ("Founders") and a Prospectus of Old National, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Old National, may be obtained at the SEC's Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Old National at www.oldnational.com under the tab "Investor Relations" and then under the heading "Financial Information." Old National and Founders and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Founders in connection with the proposed merger. Information about the directors and executive officers of Old National is set forth in the proxy statement for Old National's 2014 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 14, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.
Forward-Looking Statement This presentation contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the expected timing, completion, financial benefits and other effects of Old National's proposed mergers with United Bancorp, Inc. ("United"), LSB Financial Corp. ("LSB") and Founders Financial Corp. Forward-looking statements can be identified by the use of the words "anticipate," "believe," "expect," "intend," "could" and "should," and other words of similar meaning. These forward-looking statements express management's current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed mergers might not be realized within the expected timeframes and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed mergers with LSB and Founders might not be obtained; market, economic, operational, liquidity, credit and interest rate risks associated with Old National's businesses; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of Old National to execute its business plans (including its pending acquisitions of LSB and Founders); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this presentation and other factors identified in our Annual Report on Form 10-K and other periodic filings with the SEC. These forward-looking statements are made only as of the date of this presentation, and Old National does not undertake an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this presentation.
Attractive footprint that offers both leading share in mature markets and room to expand in higher growth markets Consistent financial performance with distinct revenue streams and improving efficiency Diverse loan portfolio with growth accelerating while maintaining strong credit metrics Disciplined acquisitions that are exceeding expectations with robust future opportunities Steward of capital - organic growth, dividend / share repurchases, and acquisitions Achieving strategic imperatives Investment Thesis
Our Michigan Footprint Projected 2019 Median Household Income Ann Arbor, Michigan (MSA Population: 354,530) Highest median household income MSA in Michigan May 2014 unemployment rate of 5.3%, compared to the national rate of 6.3% Listed in Forbes' 2013 "Best Places for Business and Careers" and was Livability.com's 13th "Best Place to Live" Kalamazoo, Michigan (MSA Population: 332,269) Popular area for healthcare and pharmaceutical organizations, with major companies such as Pfizer, Perrigo and Stryker housing large operations May 2014 unemployment rate of 6.3% equivalent to the national rate of 6.3% Projected 2014-2019 Median HHI Growth Grand Rapids, Michigan (MSA Population: 1,017,542)2 Home to five of the world's leading office furniture companies. May 2014 unemployment rate of 5.4%, compared to the national rate of 6.3% Source: SNL Financial and Bureau of Labor Statistics as of August 2014 Crain's Detroit Business, article published July 16, 2014 Assuming completion of acquisition of Founders in first half of 2015 Michigan named "most improved" in ranking of pro-business states in 2014 by the American Economic Institute (improved from 39th to 18th)1
Executing the Plan - 2Q14 Highlights Continued execution of our M&A strategy of adding higher-growth markets Fort Wayne, IN - Tower acquisition closed and fully converted Ann Arbor, MI - United Bancorp, Inc. acquisition closed July 31, 2014 Lafayette, IN - Announced pending acquisition of LSB Financial Corp. Grand Rapids, MI - Announced pending acquisition of Founders Financial Corp. Continue to Grow Core Revenue Organic loan growth of $139.6 million1, or 11.4% annualized, over 1Q14 and growth of $214.0 million1, or 4.0%, from 2Q13 Total revenue growth2 of 4.1% from 2Q13 Organic growth in Banking, Wealth Management and Insurance Reduce Operating Expenses Transform the Franchise Into Higher- Growth Markets Operational expenses3 declined $.5 million from 2Q13 1 Excluding change in FDIC covered loans, loans acquired in acquisitions and loans sold 2 Excluding changes in securities gains, accretion income and amortization of the indemnification asset 3 Refer to appendix for definition of operational expenses
Returned to community bank model 2004 2005 Sold non- strategic market - Clarksville, TN - 5 branches 2006 Sold non- strategic market - O'Fallon, IL - 1 branch 2007 2008 2009 2010 2011 2012 2013 Acquired St. Joseph Capital - Entry into Northern IN market February, 2007 Acquired 65 Charter One branches throughout Indiana March, 2009 Acquired Monroe Bancorp - Enhanced Bloomington, IN presence January, 2011 Acquired IN Community - Entry into Columbus, IN September, 2012 FDIC-assisted acquisition of Integra Bank July, 2011 Sold non- strategic market - Chicago-area - 4 branches Consolidation of 21 branches Acquired 24 MI / IN branches July, 2013 Consolidation of 2 branches Consolidation of 8 branches Consolidation of 1 branch Consolidation of 10 branches Consolidation of 12 branches Consolidation of 44 branches Consolidation of 5 branches Sold 12 branches Consolidation of 22 branches Acquired 200 + 9 pending Sold 22 Consolidated 128 Acquired Tower Financial - Enhancing Ft. Wayne, IN presence April, 2014 Transforming Old National's Landscape Pending acquisition of United Bancorp , Inc.- Entry into Ann Arbor, MI 2014 Consolidation of 3 branches Pending acquisition of LSB Financial Corp.- Enhancing Lafayette, IN presence Pending acquisition of Founders Financial Corporation- Entry into Grand Rapids , MI
Represents MSAs with more than 15,000 households in IN,KY,IL, southern MI, Cincinnati and St. Louis. MSA quartile rankings weighted as follows: 25% number of households, 20% median HH income, 10% unemployment, 10% median HH income 5-year growth, 10% population 5-year growth, 10% deposits/branch ratio and 15% households/branch ratio. Strategy Process Emerging Trends Focus on community banks with strong client relationships and deposit franchises Mid-sized markets within or near existing franchise with above average growth rates Must pass rigorous due diligence process Must align both strategically and culturally Must meet/exceed financial targets Must enhance Old National's mission of being a true "community bank" M&A - Partnerships Rising M&A competition is increasing price multiples Resurgence of MOEs giving potential targets an alternative to selling Cash deals becoming more in favor by targets Legend ONB 1st Quartile 2nd Quartile 3rd Quartile 4th Quartile
Shifting to higher-growth markets from lower-growth markets Entry and fill-in of existing higher-growth markets through strategic acquisitions Acquired 200 branches + 9 pending Sale or consolidations in lower-growth, non-core markets Consolidated 128 branches Sold 22 branches 38 Old National's Landscape